Exhibit 99.1

Cellectis Provides Business Update and Reports 4th Quarter and Full Year 2019 Financial Results

  Enrollment ongoing in Phase 1 dose-escalation trials AMELI-01 in r/r AML patients, BALLI-01 in r/r B-ALL patients and MELANI-01 in r/r MM patients
  Expanding collaboration with Servier on UCART19 products, including ALLO-501 and ALLO-501A sublicensed to Allogene
  Entered into new research collaboration with Iovance Biotherapeutics for use of TALEN® technology to develop gene-edited TIL for cancer therapeutics
  Construction of in-house manufacturing sites on track in Paris, France and Raleigh, North Carolina
  Cash position1 of $364M as of December 31, 2019

NEW YORK--(BUSINESS WIRE)--March 4, 2020--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced its results for the fourth quarter 2019 and full year ended December 31, 2019.

Earnings Call Details

Cellectis to hold a conference call for investors on March 5, 2020 at 7:30 a.m. EST – 1:30 p.m. CET. The call will include the Company's fourth quarter 2019 and year-end financial results.

US & Canada only: +1 877-407-3104

International: +1 201-493-6792

In addition, a replay of the call will be available until March 19, 2020 by calling +1 877-660-6853 (Toll Free US & Canada); +1 201-612-7415 (Toll Free International)

Conference ID: 13688263

“Cellectis had strong achievements in 2019, as we are moving forward with the first three Phase 1 clinical trials for our wholly controlled product candidates which started in the fourth quarter – AMELI-01, BALLI-01 and MELANI-01 – in relapsed/refractory Acute Myeloid Leukemia (r/r AML), B-cell Acute Lymphoblastic Leukemia (r/r B-ALL) and Multiple Myeloma (r/r MM) patients, respectively,” said Dr. André Choulika, Chairman and CEO, Cellectis. “We further established Cellectis’ position as a leader in the allogeneic and gene-edited cell therapy field through a series of new partnerships, publications and patents. 2020 will be a pivotal year for Cellectis, as we believe our clinical progress will start to show proof-of-concept for our wholly-owned allogeneic CAR T-cell product candidates. Hand-in-hand with our clinical advancements, we are on track with the construction of our in-house manufacturing sites, which are designed to deliver independence and protect our two decades of know-how and expertise in gene editing and cell therapy.”

Fourth Quarter 2019 and Recent Highlights

Proprietary Allogeneic CAR T-Cell Development Programs

  UCART123 in relapsed/refractory AML patients

In January 2020, the first patient was dosed in our AMELI-01 study, the Phase 1 dose escalation clinical trial evaluating a new version of our UCART123 product candidate in r/r AML. This trial is part of an Investigational New Drug (IND) from the US Food and Drug Administration (FDA) for a new UCART123 construct and an optimized production process, and is evaluating the safety, expansion, persistence and clinical activity of the product candidate in patients with relapsed/refractory AML. AMELI-01 replaces the first US clinical trial assessing the first version of UCART123 product candidate.

AMELI-01 is designed to find the safe and optimal therapeutic dose for UCART123 exploring four different dose levels.

  UCART22 in relapsed/refractory B-ALL patients

In December 2019, Cellectis announced the first patient was dosed in our BALLI-01 study, the Phase 1 dose escalation clinical trial evaluating the safety, expansion, persistence and clinical activity of UCART22 in patients with r/r B-ALL.

BALLI-01 is designed to find the safe and optimal therapeutic dose for UCART22 exploring three different dose levels.

Cellectis is planning on filing a protocol amendment with the US FDA to evaluate the addition of alemtuzumab to the lymphodepletion regimen compared to the current regimen with UCART22 in B-ALL. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy. As the inventor of the CD52 knockout concept that is already incorporated in the current UCART123, UCART19 and UCART22 constructs to make them compatible with alemtuzumab treatment, Cellectis would explore an alemtuzumab-based lymphodepletion regimen in a separate cohort of patients to guide the future development of UCART22 therapy in CD22+ B-ALL.

This comparative study might not start before the completion of the second cohort of the current BALLI-01 study.

  UCARTCS1 in relapsed/refractory MM patients

In October 2019, the first patient was dosed in our MELANI-01 study, the Phase 1 dose escalation clinical trial evaluating the safety, expansion, persistence and clinical activity of UCARTCS1 in patients with relapsed/refractory multiple myeloma (r/r MM).

MELANI-01 is designed to find the safe and optimal therapeutic dose for UCARTCS1 exploring three different dose levels.

Enrollment in the AMELI-01, BALLI-01 and MELANI-01 studies is ongoing as planned. As of today, Cellectis is enrolling patients in the first cohort of all three Phase 1 dose escalation clinical studies.

Partnered Allogeneic CAR T-Cell Development Programs

Cellectis and Servier announced today the execution of the amendment confirming the terms of the term sheet signed on February 18, 2020. Under this amendment, Cellectis grants Servier an expanded exclusive worldwide license to develop and commercialize all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501, and ALLO-501A, an anti-CD19 candidate in which the rituximab recognition domains have been removed, either directly or through its US sublicensee Allogene Therapeutics.

In this amendment, financial terms are improved to include an additional USD 27.6 million (EUR 25 million) upfront payment, as well as up to USD 410 million (EUR 370 million) in clinical and commercial milestones. The royalty rate is increased from tiered high single-digit royalties to flat low double-digit royalties based on net sales of products.

In addition, Cellectis regains exclusive control over the five undisclosed allogeneic CAR T-cell targets previously covered by the initial agreement.

GMP Manufacturing

In March 2019, Cellectis executed a lease agreement for an 82,000 square foot commercial-scale manufacturing facility in Raleigh, North Carolina. This new site is being designed to provide GMP manufacturing for clinical supplies and commercial manufacturing upon regulatory approval. In addition, Cellectis is building a 14,000 square foot manufacturing facility in Paris, France. This facility is designed to produce Cellectis’ critical raw and starting material supplies for UCART clinical studies and commercial products. Construction of Cellectis’ in-house GMP Paris and GMP Raleigh manufacturing facilities are on track for their anticipated go-live dates.

Cellectis also announced in October 2019 that it had entered into a manufacturing service agreement with Lonza, covering clinical manufacturing of Cellectis’ allogeneic UCART product candidates. Lonza is responsible for implementing Cellectis’ manufacturing processes at their GMP facility in Geleen, Netherlands, as per current Good Manufacturing Practices (cGMP) that meet the highest quality and safety standards outlined by the FDA.

Scientific publications

Cellectis published a paper in November 2019 in Nature Communications that describes a proof-of-concept for rewiring the cell pathway to create highly intelligent T-cells that can recognize cancerous tumors and cause a micro secretion of therapeutic proteins onto these tumors, which ultimately reshapes the tumor microenvironment and improves the T-cells ability to fight cancer. By utilizing gene editing techniques to rewire the TCRα, CD25 and PD1 genes, the study enabled CAR T-cells to micro secrete the pro-inflammatory cytokine, IL-12, in a tumor and time-dependent manner, paving the way for a next generation of tightly controlled, highly active and potentially safer CAR T-cell treatments.

In January 2020, Cellectis announced the publication of a review titled “Off-the-shelf’ allogeneic CAR T cells: development and challenges” in Nature Reviews Drug Discovery by Prof. Stéphane Depil, Dr. Philippe Duchateau, Prof. Stephan Grupp, Prof. Ghulam Mufti and Dr. Laurent Poirot. The authors review the opportunities and challenges presented by universal allogeneic CAR T-cell therapies, such as the potential of taking T-cells from a healthy donor instead of using patient-derived cells and the challenge that graft-versus-host-disease (GvHD) poses during treatment.

Patent

In November 2019, Cellectis announced that European Patent EP3004337, which claims a method of preparing T-cells for immunotherapy using the CRISPR-Cas9 system, initially granted on August 2, 2017, has been upheld by the European Patent Office (EPO) following an opposition procedure initiated in May 2018.

European Patent EP3004337 claims a method of genetically modifying T-cells by introduction into the cells and/or expression in the cells of an RNA-guided endonuclease, and a specific guide RNA that directs an endonuclease to at least one targeted locus in the T-cell genome, where it is expressed from transfected mRNA and guide RNA is expressed in the cells as a transcript from a DNA vector. The patent also covers the expansion phase of the resulting cells in vitro.

Other Partnerships

In January 2020, Cellectis and Iovance entered into a research collaboration and exclusive worldwide license agreement whereby Cellectis grants Iovance an exclusive license under certain TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. This license enables Iovance Biotherapeutics’ use of TALEN® technology addressing multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of the license include development, regulatory and sales milestone payments from Iovance Biotherapeutics to Cellectis, as well as royalty payments based on net sales of TALEN®-modified TIL products.

Financial Results

The consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 68.9% stockholder, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q4 2019 and Full Year 2019 financial results press release.

Fourth Quarter and Full Year 2019 Financial Results

Cash: As of December 31, 2019, Cellectis, including Calyxt, had $364 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $304 million are attributable to Cellectis on a stand-alone basis. This compares to (i) $367 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of September 30, 2019 of which $299 million was attributable to Cellectis on a stand-alone basis and (ii) $453 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2018, of which $358 million were attributable to Cellectis on a stand-alone basis. This net decrease of $89 million for the twelve-month ended December 31, 2019 primarily reflects $69 million in net cash flows used by operating activities, of which $37 million are attributable to Cellectis, and $13 million in acquisitions of property, plant and equipment. We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash position of Calyxt as of December 31, 2019 will be sufficient to fund their operations to mid-2021 while amounts attributable to Cellectis will be sufficient to fund operations into 2022.

Revenues and Other Income: Consolidated revenues and other income were $6 million for the three months ended December 31, 2019 compared to $3 million for the three months ended December 31, 2018. Consolidated revenues and other income were $23 million for the year ended December 31, 2019 compared to $21 million for the year ended December 31, 2018. 68% of consolidated revenues and other income was attributable to Cellectis in 2019. This increase of $2 million between the year ended December 31, 2019 and 2018 was mainly attributable to a milestone of $5 million related to ALLO-715 clinical development and higher Calyxt revenues due to the commercialization of their first products, High Oleic Soybean Oil and High Oleic Soybean Meal. That was partially offset by a decrease in recognition of upfront payments already received and R&D cost reimbursements in relation to the therapeutic collaborations, and other income.

R&D Expenses: Consolidated R&D expenses were $30 million for the three months ended December 31, 2019 compared to $21 million for the three months ended December 31, 2018. Consolidated R&D expenses were $92 million for the year ended December 31, 2019 compared to $77 million for the year ended December 31, 2018. 87% of consolidated R&D expenses was attributed to Cellectis in 2019. The $15 million increase between the year ended December 31, 2019 and 2018 was primarily attributed to higher employee expenses by $5 million, higher social charges on stock option grants by $1 million, higher purchases and external expenses by $9 million and higher other expenses by $6 million. This increase was partially offset by the reduction of non-cash stock-based compensation expenses by $6 million.

SG&A Expenses: Consolidated SG&A expenses were $9 million for the three months ended December 31, 2019 compared to $11 million for the three months ended December 31, 2018. Consolidated SG&A expenses were $43 million for the year ended December 31, 2019 compared to $47 million for the year ended December 31, 2018. 39% of consolidated SG&A expenses was attributed to Cellectis in 2019. The $4 million decrease between the year ended December 31, 2019 and 2018 was primarily attributed to the reduction of non-cash stock-based compensation expenses by $5 million and to lower purchases and external expenses by $3 million. This decrease was partially offset by higher employee expenses and higher social charges on stock option grants by $2 million and higher other expenses by $1 million.

Net Loss Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $37 million (or $0.88 per share) for the three months ended December 31, 2019, of which $29 million was attributed to Cellectis, compared to $23 million (or $0.54 per share) for the three months ended December 31, 2018, of which $17 million was attributed to Cellectis. The consolidated net loss attributable to Shareholders of Cellectis was $102 million (or $2.41 per share) for the year ended December 31, 2019, of which $75 million was attributed to Cellectis, compared to $79 million (or $1.93 per share) for the year ended December 31, 2018, of which $60 million was attributed to Cellectis. This $23 million increase in net loss between the full year 2019 and the corresponding prior-year period 2018 was primarily driven by an increase in operating losses of $18 million, of which $10 million was attributed to Calyxt.

Adjusted Net Loss Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $31 million (or $0.73 per share) for the three months ended December 31, 2019, of which $25 million is attributed to Cellectis, compared to $16 million (or $0.37 per share) for the three months ended December 31, 2018, of which $12 million was attributed to Cellectis. The consolidated adjusted net loss attributable to shareholders of Cellectis was $79 million (or $1.86 per share) for the year ended December 31, 2019, of which $60 million is attributed to Cellectis, compared to $44 million (or $1.08 per share) for the year ended December 31, 2018, of which $31 million was attributed to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing on our cash spending at Cellectis for 2020 in the following areas:

  Supporting the development of our deep pipeline of product candidates, including the manufacturing and clinical trials expenses of UCART123, UCART22 and UCARTCS1;
  Building our state-of-the-art manufacturing capabilities in Paris and Raleigh); and
  Strengthening our manufacturing and clinical departments, including hiring talented personnel.

Calyxt plans to focus its cash spending for 2020 in the following areas:

  Continuing to drive the commercialization of its High-Oleic Soybean products - High-Oleic Soybean Oil and High-Oleic Soybean Meal;
  Supporting its innovative products pipeline; and
  Strengthening its commercial and general and administrative support.

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

As of
	December 31, 2018	December 31, 2019*

ASSETS
Non-current assets
Intangible assets	1 268	1 108
Property, plant, and equipment	10 041	23 712
Right-of-use assets	0	45 612
Other non-current financial assets	1 891	5 517
Total non-current assets	13 199	75 949

Current assets
Inventories	275	2 897
Trade receivables	2 971	2 959
Subsidies receivables	17 173	9 140
Other current assets	15 333	15 617
Cash and cash equivalent and Current financial assets	451 889	360 907
Total current assets	487 641	391 520
TOTAL ASSETS	500 840	467 469

LIABILITIES
Shareholders’ equity
Share capital	2 765	2 767
Premiums related to the share capital	828 525	843 478
Currency translation adjustment	(16 668)	(22 640)
Retained earnings	(326 628)	(406 390)
Net income (loss)	(78 693)	(102 092)
Total shareholders’ equity - Group Share	409 301	315 123
Non-controlling interests	40 970	40 347
Total shareholders’ equity	450 272	355 470

Non-current liabilities
Non-current financial liabilities	1 018	46 540
Non-current provisions	2 681	2 855
Total non-current liabilities	3 699	49 395

Current liabilities
Current financial liabilities	333	1 067
Trade payables	15 883	29 264
Deferred revenues and deferred income	20 754	20 033
Current provisions	1 530	3 743
Other current liabilities	8 369	8 497
Total current liabilities	46 869	62 604
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	500 840	467 469

(*) The 2019 Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 in the audited financial statements filed with our annual report on Form 20-F for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Fourth quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month periods ended December 31,
	2018	2019

Revenues and other income
Revenues	968	4 423
Other income	2 108	1 913
Total revenues and other income	3 077	6 336
Operating expenses
Cost of revenue	(720)	(5 652)
Research and development expenses	(21 266)	(30 325)
Selling, general and administrative expenses	(10 517)	(8 773)
Other operating income (expenses)	162	(81)
Total operating expenses	(32 341)	(44 831)

Operating income (loss)	(29 265)	(38 495)

Financial gain (loss)	3 200	(2 663)

Net income (loss)	(26 065)	(41 158)
Attributable to shareholders of Cellectis	(23 075)	(37 210)
Attributable to non-controlling interests	(2 990)	(3 948)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.54)	(0.88)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.54)	(0.88)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Full Year
($ in thousands, except per share data)

For the year ended December 31,
	2018	2019

Revenues and other income
Revenues	12 731	15 190
Other income	8 701	7 800
Total revenues and other income	21 432	22 990
Operating expenses
Cost of revenue	(2 739)	(11 392)
Research and development expenses	(76 567)	(92 042)
Selling, general and administrative expenses	(47 248)	(43 017)
Other operating income (expenses)	31	(91)
Total operating expenses	(126 523)	(146 542)

Operating income (loss)	(105 091)	(123 552)

Financial gain (loss)	16 758	8 340

Net income (loss)	(88 333)	(115 212)
Attributable to shareholders of Cellectis	(78 693)	(102 091)
Attributable to non-controlling interests	(9 640)	(13 121)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.93)	(2.41)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.93)	(2.41)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Fourth quarter
(unaudited) - ($ in thousands)

	For the three-month periods ended December 31, 2018			For the three-month periods ended December 31, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	4	964	968	3 732	691	4 423
External other income	172	1 937	2 108	-	1 913	1 913
External revenues and other income	176	2 901	3 077	3 732	2 604	6 336
Cost of revenue	(240)	(481)	(720)	(5 363)	(289)	(5 652)
Research and development expenses	(2 725)	(18 541)	(21 266)	(3 533)	(26 792)	(30 325)
Selling, general and administrative expenses	(6 436)	(4 081)	(10 517)	(6 830)	(1 943)	(8 773)
Other operating income and expenses	(68)	230	162	8	(89)	(81)
Total operating expenses	(9 469)	(22 873)	(32 341)	(15 718)	(29 113)	(44 831)
Operating income (loss) before tax	(9 293)	(19 971)	(29 265)	(11 986)	(26 509)	(38 495)
Financial gain (loss)	418	2 782	3 200	(148)	(2 515)	(2 663)
Net income (loss)	(8 875)	(17 189)	(26 065)	(12 134)	(29 024)	(41 158)
Non controlling interests	2 990	-	2 990	3 948	-	3 948
Net income (loss) attributable to shareholders of Cellectis	(5 886)	(17 189)	(23 075)	(8 186)	(29 024)	(37 210)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	153	4 388	4 541	659	3 297	3 956
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1 767	911	2 678	1 495	739	2 234
Adjustment of share-based compensation attributable to shareholders of Cellectis	1 920	5 299	7 219	2 154	4 036	6 190
Adjusted net income (loss) attributable to shareholders of Cellectis	(3 966)	(11 890)	(15 856)	(6 032)	(24 988)	(31 020)

Net cash used in operating activities	(6 652)	(13 950)	(20 602)	(7 313)	4 431	(2 882)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Full Year
($ in thousands)

	For the year ended December 31, 2018			For the year ended December 31, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	236	12 495	12 731	7 294	7 896	15 190
External other income	178	8 523	8 701	-	7 800	7 800
External revenues and other income	414	21 018	21 432	7 294	15 696	22 990
Cost of revenue	(595)	(2 144)	(2 739)	(9 275)	(2 117)	(11 392)
Research and development expenses	(8 638)	(67 929)	(76 567)	(12 390)	(79 652)	(92 042)
Selling, general and administrative expenses	(21 067)	(26 180)	(47 248)	(26 090)	(16 927)	(43 017)
Other operating income and expenses	(50)	81	31	25	(116)	(91)
Total operating expenses	(30 351)	(96 172)	(126 523)	(47 730)	(98 812)	(146 542)
Operating income (loss) before tax	(29 937)	(75 154)	(105 091)	(40 436)	(83 116)	(123 552)
Financial gain (loss)	1 420	15 339	16 758	294	8 045	8 340
Net income (loss)	(28 517)	(59 816)	(88 333)	(40 142)	(75 071)	(115 212)
Non controlling interests	9 640	-	9 640	13 121	-	13 121
Net income (loss) attributable to shareholders of Cellectis	(18 877)	(59 816)	(78 693)	(27 021)	(75 071)	(102 091)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	838	16 852	17 689	1 619	10 010	11 629
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	5 218	11 655	16 873	6 673	4 940	11 613
Adjustment of share-based compensation attributable to shareholders of Cellectis	6 056	28 507	34 563	8 292	14 950	23 242
Adjusted net income (loss) attributable to shareholders of Cellectis	(12 821)	(31 309)	(44 130)	(18 729)	(60 121)	(78 849)

Net cash used in operating activities	(20 252)	(47 885)	(68 137)	(31 951)	(37 191)	(69 142)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Fourth quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month periods ended December 31,
	2018	2019

Net income (loss) attributable to shareholders of Cellectis	(23 075)	(37 210)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	7 219	6 190
Adjusted net income (loss) attributable to shareholders of Cellectis	(15 856)	(31 020)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.37)	(0.73)

Weighted average number of outstanding shares, basic (units) (1)	42 430 040	42 452 336

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.37)	(0.73)

Weighted average number of outstanding shares, diluted (units) (1)	42 560 947	42 466 423
1.

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Full Year
(unaudited)
($ in thousands, except per share data)

	For the year ended December 31,
	2018	2019

Net income (loss) attributable to shareholders of Cellectis	(78 693)	(102 091)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	34 563	23 242
Adjusted net income (loss) attributable to shareholders of Cellectis	(44 130)	(78 849)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.08)	(1.86)

Weighted average number of outstanding shares, basic (units) (1)	40 774 197	42 442 136

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(1.08)	(1.86)

Weighted average number of outstanding shares, diluted (units) (1)	41 285 578	42 460 501
1.

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL), and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 Cash position includes cash, cash equivalents and current financial assets and restricted cash. Restricted cash was $24 million as of December 31, 2019.

Contacts

Media:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com